EXHIBIT 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

	Fiscal Years										26 Weeks Ended June 30,
	1999		2000		2001		2002		2003		2003	2004
	(dollars in thousands)
Fixed Charges:
Interest Expense(a)	$10,961		$10,715		$9,951		$8,099		$8,100		$3,089	$8,425
Capitalized Interest	—		—		—		—		—		—	—
Interest Portion of Rent Expense	479		571		577		837		756		369	399

Total Fixed Charges	$11,440		$11,286		$10,528		$8,936		$8,856		$3,458	$8,824

Earnings:
Pretax Income	$(10,191)		$5,269		$8,825		$12,533		$12,664		$5,844	$1,276
Add Fixed Charges	11,440		11,286		10,528		8,936		8,856		3,458	8,824

Total Earnings	$1,249		$16,555		$19,353		$21,469		$21,520		$9,302	$10,100
Ratio of Earnings to Fixed Charges	—	(b)	1.5	x	1.8	x	2.4	x	2.4	x	2.7x	1.1x

(a)	The following table sets forth interest income for the periods indicated.

Fiscal Years					26 Weeks Ended June 30,
(dollars in thousands)
1999	2000	2001	2002	2003	2003	2004
$223	$523	$321	$58	$78	$47	$31

(b)	Fiscal 1999 earnings by EPL’s predecessor were insufficient by $10.2 million to cover fixed charges.